Exhibit 2

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

Pg 2 of 48

This Management Discussion and Analysis (“MD&A”) made as of May 13, 2025, should be read in conjunction with the unaudited condensed consolidated financial statements of Grown Rogue International Inc. (the “Company”, “Grown Rogue”, (“we”, “our”, or “us”) for the three months ended March 31, 2025 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiary, Grown Rogue Unlimited, LLC (“GR Unlimited”), and GR Unlimited’s wholly-owned subsidiaries: Grown Rogue Gardens, LLC (“GR Gardens”), GRU Properties, LLC (“GRU Properties”), GRIP, LLC (“GRIP”), Grown Rogue Distribution, LLC (“GR Distribution”), and Grown Rogue Retail Ventures, LLC (“GR Retail”); as well as GR Retail’s 43.91% interest in Grown Rogue West New York, LLC (“West NY”), and GR Unlimited’s 100% interest in Canopy Management, LLC (“Canopy”), which owns 80% of Golden Harvests, LLC (“Golden Harvests”). Additionally, GR Unlimited holds a 70% interest in Rogue EBC, LLC (“Rogue EBC”), in which Rogue EBC holds a 100% interest in Cannequality, LLC (“Cannequality”). Grown Rogue’s reporting currency is the United States (“U.S.”) dollar and all amounts in this MD&A are expressed in United States (“U.S.”) dollars unless otherwise noted. The Company’s functional currency is the Canadian dollar while all subsidiaries use U.S. dollars as the functional currency. The use of “CAD$” refers to Canadian dollars and “US$” refers to U.S. dollars. The Company’s comparative information included in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. The subordinate voting shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

MANAGEMENT’S RESPONSIBILITIES FOR FINANCIAL REPORTING

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52 -109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Pg 3 of 48

FORWARD-LOOKING STATEMENTS

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded, including the timing thereof; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects. These Financial Statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018, which can be found under the Company’s profile on www.sedarplus.ca.

DESCRIPTION OF BUSINESS

Grown Rogue, headquartered in Medford, Oregon, is a craft cannabis1 company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market by becoming the number one flower producer in Oregon in 2022, which we have maintained year-to-date in 2024. In 2021, we successfully expanded our platform to Michigan, where by 2022 we became a top 5 indoor flower wholesaler in the state, a distinction we have maintained year-to-date in 2025. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital.

Grown Rogue’s strategy is built to win now and, in the future, as the Company profitably delivers craft cannabis at appropriate scale and continues building out indoor cultivation in new markets, while scaling sungrown capabilities to support eventual interstate commerce.

[1]	The terms cannabis and marijuana are used interchangeably throughout this MD&A.

Pg 4 of 48

Grown Rogue’s competitive advantage is profitably cultivating and delivering craft cannabis at accessible prices, maintaining a healthy balance sheet with a limited leverage profile, and efficiently and swiftly deploying capital in high-return, growth opportunities.

OREGON

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities in Oregon, comprising approximately 95,000 square feet of flowering cultivation canopy, that currently service the Oregon recreational marijuana market: two outdoor, sungrown farms called “Foothill” and “Ross Lane,” and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds five producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses.

During the year ended October 31, 2023, we executed a two-year lease which includes an option to purchase Ross Lane, an Oregon property which includes 35 acres, 3 tax lots and an additional OLCC producer license. On January 12, 2024, the Company executed on this purchase option for total consideration of $1,525,000 comprised of a promissory note for $1,285,000 with the remaining consideration consisting of a down payment and a credit for prepaid rents.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The Company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop each year per farm, which is planted in June and harvested in October.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 80,000 square feet, sitting on a combined land package of approximately 135 acres. We stopped cultivating our “Trail’s End” outdoor property in 2023, and the Company transferred the Trail’s End license to Ross Lane for production in 2024 to streamline operational efficiencies by centralizing production facilities.

Rossanley, an approximately 17,000 square-foot indoor facility, with approximately 5,600 square feet of flowering bench space, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 4,000 pounds annually.

Airport, acquired in 2022, is a 30,000 square-foot indoor growing facility adding 30,000 square feet of CEA indoor production space and 9,152 square feet of flowering bench space. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment that facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 20,000 and 24,000 pounds, depending upon various factors including sungrown growing conditions and strain performance.

Pg 5 of 48

MICHIGAN

In May 2021, we acquired, through Canopy, a controlling 60% interest in our Michigan operation called Golden Harvests. In April 2024, we increased our ownership, through Canopy, to 80% for an initial consideration of $2,000,000, plus true-up amounts.

The Golden Harvests facility is approximately 65% constructed, with approximately 50,000 square feet in operation, including approximately 14,550 square feet of flowering bench space, in addition to all the ancillary support space, including office and administration to support the operations. The facility produces high quality indoor flower through CEA, with fourteen individual flowering rooms in operation. Harvested pounds in Michigan in 2023 totaled approximately 10,000 pounds; while for the twelve months ending December 31, 2024, harvested pounds totaled approximately 12,000 pounds. Golden Harvests produces bulk flower, packaged flower, and manufactures pre-rolls on site.

SERVICES

On May 24, 2023, GR Unlimited entered into an independent contractor consulting agreement (the “Consulting Agreement”) with Vireo Growth Inc.2 (CSE: VREO; OTCQX: VREOF) (“Vireo Growth”). Under the Consulting Agreement, GR Unlimited will support Vireo Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the initial term of the Consulting Agreement, which was to expire on June 30, 2025, Vireo Growth will provided compensation to GR Unlimited for sustained consulting support, including input on systems and processes, and recommendations to improve Vireo Growth’s cultivation operations. GR Unlimited will be entitled to receive additional incentive compensation if our services result in improved cash flow performance as compared to Vireo Growth’s baseline expectations over the term of the agreement. Our cooperation in the agreement was on an exclusive basis to Vireo Growth within the markets in which Vireo Growth operates. The agreement was to automatically extend for up to two additional two-year terms, unless terminated by Vireo Growth or the Company. A termination fee of at least $5,000,000 was payable to GR Unlimited in the event that Vireo Growth is acquired, sells all or substantially all of its assets, or is merged into another entity and is not the surviving entity of such merger. A termination fee of at least $2,500,000 is payable to GR Unlimited in the event that the Consulting Agreement was terminated for certain other conditions.

As part of this strategic agreement, Vireo Growth issued 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), representing a 25% premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (US$0.166), representing a 25% premium to the 10 -day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement. These warrants were issued on October 5, 2023.

On October 11, 2024, the Company announced the termination of the advisory agreement with Vireo Growth. As consideration for the early termination, Vireo Growth forfeited and returned for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that were held by Vireo Growth at a CAD$0.225 strike price and paid the Company US$800,000 in cash in accordance with the Consulting Agreement. Grown Rogue received its full fee for the work performed in the third quarter of 2024 and retained its 10,000,000 warrants in Vireo Growth Inc.

[2]	Formerly Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF).

Pg 6 of 48

PRODUCT

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record, at the time, in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. In 2023, Grown Rogue won 3rd place in the Oregon Grower’s Cup Outdoor category for its Sour Grape strain. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls.

We recently launched a new line of strain-specific prepackaged flower, coupled with proprietary genetics, in Michigan, and launched a new branded pre-roll pack product in Oregon in 2023. In addition, Grown Rogue launched a new brand of pre-rolls, a rapidly growing category, called Yeti in 2023. According to LeafLink’s MarketScape data, Grown Rogue was the #1 flower producer in Oregon and a top 5 indoor flower wholesaler in Michigan in 2022 and in 2023.

GENETICS

We are committed to developing unique, proprietary genetics as long-term genetic diversity will be a major factor in establishing brand differentiation with consumers. We have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will delight consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for our flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in our portfolio. We continue to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products to market. Currently we carry more than 50 unique cultivars in our genetic library, and we continue to develop our portfolio as we trial new genetics.

DISTRIBUTION AND SALES

Grown Rogue uses a multi-channel distribution strategy that includes direct-to-retail delivery and third-party delivery (Michigan regulations mandate independent third-party delivery); wholesalers, who have their own distribution channels; and processors, who utilize Grown Rogue products (e.g., trim) to create retail-ready products.

Regarding the direct-to-retail channel, Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and personalized service using sales techniques from other industries such as pharmaceutical and liquor. Grown Rogue’s goal is to establish and maintain the client relationship as we continue to expand our footprint in the states in which we operate.

Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged while maintaining brand consistency across the product suite.

Pg 7 of 48

Grown Rogue works with dispensary owners to develop promotional opportunities for retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured and packaged so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Based upon information from MarketScape, which is part of the sales analytics tool utilized by LeafLink, which handles all of our sales and invoicing, we are the largest producer in Oregon and a top five indoor flower producer in Michigan.

BRANDING

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

MARKETING AND ADVERTISING

Grown Rogue’s marketing channels include a comprehensive, fully responsive, interactive website (including mobile). The website has been search-engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by following the Company on social media.

Grown Rogue is focused on providing education to new and existing consumers through our website but even more hands on through our retail partners. We provide vendor days and budtender education days where we spend one on one time with the budtenders educating them about everything Grown Rogue.

We strategically leverage the narrative at retail through digital and physical retail assets to further educate consumers about Grown Rogue.

Grown Rogue has established a social media presence that includes Facebook, Twitter, Instagram, LinkedIn, TikTok and YouTube. Grown Rogue’s social identity is defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue attracts existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Pg 8 of 48

TRADEMARKS AND PATENTS

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has the following registered U.S. trademarks:

1.	Grown Rogue was filed on September 22, 2017, and registered on August 7, 2018 under Registration No. 5537240.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018, with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology.

We have introduced nitrogen sealed jars and pre-rolls in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

SOCIAL AND ENVIRONMENTAL POLICIES

Grown Rogue employs sustainable business models in our operations. We maintain the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods. Grown Rogue hires and pays a living wage to its team members and is very involved in each of the communities where we operate.

PLANS FOR EXPANSION AND ECONOMIC OUTLOOK

Grown Rogue continues to focus on taking its learnings and experience from Oregon and Michigan into new markets across the United States. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high-quality and low-cost production, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly-legalized cannabis markets.

The expansion into Airport (see “Description of the Business – Oregon”) and acquisition of a 80% interest in Golden Harvests (see “Description of the Business – Michigan”) represent execution of management’s strategy of growth through high quality, low-cost flower production. In addition, we have added a profitable services segment (see “Description of the Business – Services),” which leverages our cultivation expertise to generate margin and increase our presence to two new states at low financial risk. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is well known for high quality cannabis. Grown Rogue is focused on expanding our industry leading cultivation business focused on high quality and low cost products that delight our customers into new markets. Over the next twelve months, we are focused on continuing to grow market shares in the Oregon and Michigan markets, ramping the New Jersey project, constructing the Illinois project, continuing to add new products to our portfolio, and exploring and executing strategic opportunities in new states.

Pg 9 of 48

With the recent shift in political landscape, we have also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle provides a unique product differentiator due to the ability to produce high quality and low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy to take advantage of what is projected to be a multi-billion dollar export business is developing, and we are excited to begin implementation of this business plan over the coming years, including the expansion into New Jersey.

On October 3, 2023, GR Unlimited executed a promissory note (the “New Jersey Retail Bridge Promissory Note”) and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the New Jersey Retail Bridge Promissory Note, interest on the outstanding principal borrowed accrues at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the New Jersey Retail Bridge Promissory Note. On April 21, 2024, the New Jersey Retail Bridge Promissory Note was repaid and extinguished.

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State, LLC (“ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (the “CRC”). ABCO was granted a conditional cultivation and manufacturing license by the CRC on May 25, 2024. GR Unlimited executed a secured draw down promissory note (the “ABCO $4M Drawdown Promissory Note (New Jersey Cultivation)” formerly “Iron Flag Promissory Note”) with Iron Flag, LLC (“ Iron Flag”), to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction where were completed in the fourth quarter of 2024. Pursuant to this note, GR Unlimited shall make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrues at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and advanced $500,000 to Nile of NJ LLC, (“Nile”) a New Jersey limited liability company. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%. In addition to the $500,000 invested, GR Unlimited received investments of $650,000 into West NY which facilitates the full $1,150,000 convertible debt investment into Nile. As of December 31, 2024, West NY has advanced the full $1,150,000 to Nile, representing 34.5% on an as-converted basis.

On March 5, 2024, the Company announced it signed a definitive agreement to form Rogue EBC, a joint venture with EBC Ventures, to develop a cultivation and manufacturing facility in Illinois. The joint venture has entered into a definitive agreement to acquire 100% of Cannequality, LLC, which holds a craft growers license with the Illinois Department of Agriculture, in which the transaction is pending state approval. The Company owns 70% of Rogue EBC and has agreed to initially contribute up to US$7,000,000 to support the development of the facility. The joint venture agreement includes multiple purchase options, which ultimately gives Grown Rogue the ability to acquire 100% of the membership interests of the joint venture.

On April 25, 2024, the Company announced it completed the acquisition of the remaining minority interests in Canopy for total consideration of US$780,000 and subsequently owns 100% of the membership interests. At the same time, the Company, through Canopy, announced it completed the acquisition of an additional 20% of Golden Harvests for total consideration of US$2,000,000 plus true-up amounts, increasing the Company’s ownership to 80%.

Pg 10 of 48

On May 31, 2024, the Company executed its first option to acquire 44% of ABCO. During 2024, the Company advanced the full $4,000,000 agreed to under the ABCO Promissory Note. An additional $1,980,000 has been funded, of which the Company has applied $1,257,142 as proceeds towards the payment of its first option to acquire the equity of ABCO. $722,858 remains to be paid that will be applicable towards the second option, which can be exercised on the second anniversary following the commencement of operations which was August 23rd, 2024.

On June 3, 2024, GR Unlimited executed a promissory note (the “ABCO Bridge Note (New Jersey Cultivation)”) and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

On June 24, 2024, GR Unlimited executed a promissory note (the “ABCO $3M Drawdown Promissory Note (New Jersey Cultivation)”) and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

On October 17, 2024, GR Unlimited executed a convertible promissory note (the “ABCO Convertible Note (New Jersey Cultivation)”) with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

On December 14, 2024, ABCO defaulted on paying the principal and interest payments on the ABCO $4M Drawdown Promissory Note (New Jersey Cultivation) resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts. As of the date of this MD&A, ABCO remains in default on this note. The Company, however, expects to receive the principal and accrued interest on this promissory note and therefore has not impaired the note receivable. Payments on the note were delayed due to the delay in commencing operations and slower than expected sales growth. Management’s forecasts indicate that payments will commence during the second or third quarter of 2025 as ABCO reaches sell through capacity.

On March 27, 2025, the Company closed a $7,000,000 credit facility with Bridge Bank, a division of Western Alliance Bank (“WAB”), which is a national, FDIC-insured commercial bank. The Company incurred financing costs of $213,374 in connection with closing the loan. The Company intends to use the loan proceeds to support existing growth initiatives, provide additional working capital, and refinancing a small amount of existing debt. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) the Secured Overnight Financing Rate (“SOFR”) plus 4.9% and b) 9.0% per annum. Based on the current SOFR rate of 4.3%, this implies a current interest rate of 9.2% per annum. The facility amortizes over a six-year period and there are no prepayment penalties. Interest will be paid on a monthly basis.

Pg 11 of 48

COMMITMENTS AND CONTINGENCIES

On September 22, 2022, the United States Securities and Exchange Commission (the “Commission”) issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the OIP and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary. On December 13, 2024 the Company filed an F-1 registration statement with the United States Securities and Exchange Commission and plans to request a waiver from the above OIP on the merits of its proactive registration.

SELECTED FINANCIAL INFORMATION

Effective December 31, 2023, the Company changed its financial year-end to December 31 from October 31.

The following selected financial data for each of the three reporting periods are derived from the audited consolidated financial statements of the Company.

	Year ended December 31, 2024	Two months ended December 31 2023	Year ended October 31 2023
	($)	($)[3]	($)[4]
Total revenue	27,017,265	3,638,087	23,353,185
Income from operations	1,119,942	426,154	4,254,151
Net income (loss)	(10,696,794)	672,427	(662,320)
Net income (loss) per share, basic	(0.05)	0.00	(0.00)
Net income (loss) per share, diluted	0.01	0.00	(0.00)
Comprehensive income (loss)	(10,714,655)	678,533	(666,882)
Comprehensive income (loss) per share, basic	(0.05)	0.00	(0.00)
Comprehensive income (loss) per share, diluted	0.01	0.00	(0.00)
Total assets	43,315,810	29,615,900	30,162,721
Total non-current liabilities	7,440,594	4,514,352	4,610,087
Cash dividends	530,000	Nil	Nil

[3]	The Company changed its year-end to December 31, which resulted in a two month reporting period for December 31, 2023.
[4]	The Company changed its year-end from October 31 to December 31, which resulted in a two month reporting period for December 31, 2023.

Pg 12 of 48

RESULTS OF OPERATIONS

SELECTED FINANCIAL RESULTS

Three Months Ended March 31, 2025, and the Three Months Ended March 31, 2024

Selected financial results of operations for the three months ended March 31, 2025, and March 31, 2024, are summarized below:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Variance	Variance
	($)	($)	($)%
Revenue	5,576,463	6,654,474	(1,078,011)	(16%)
Cost of goods and services sold, excluding fair value adjustments	(2,923,521)	(2,872,754)	(50,767)	(2%)
Gross profit before fair value adjustments	2,652,942	3,781,720	(1,128,778)	(30%)
Net income (loss)	1,080,542	(4,165,700)	5,246,242	126%
Cash flow from operations before NCWC	1,034,236	1,764,275	(730,040)	(41%)

Significant items contributing to the generation of net income for the three months ended March 31, 2025, and March 31, 2024, are summarized in the table below:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Variance	Variance
	($)	($)	$	%
Total revenues	5,576,463	6,654,474	(1,078,011)	(16%)
Cost of revenues, excluding fair value items	(2,923,521)	(2,872,754)	(50,767)	(2%)
Realized fair value amounts in inventory sold	(519,165)	(927,479)	408,314	(44%)
Unrealized fair value gain on growth of biological assets	122,766	403,414	(280,648)	(70%)
General and administrative expenses	(2,303,148)	(2,019,324)	283,823	14%
Stock option expense	(767,609)	(56,185)	(711,424)	1,266%
Interest expense	(118,456)	(89,687)	(28,769)	32%
Accretion expense	(220,133)	(381,663)	161,530	(42%)
Interest income	388,460	99,298	289,162	291%
Other income	618,883	16,975	601,908	3,546%
Amortization of property and equipment	(114,135)	(255,052)	140,917	(55%)
Unrealized gain (loss) on derivative liability	2,843,248	(5,660,040)	8,503,288	(150%)
Unrealized gain (loss) on warrants asset	(1,172,492)	1,292,848	(2,465,340)	191%
Loss on equity investment associate	(79,627)	-	(79,627)	-
Income tax	(250,992)	(370,525)	119,533	(32%)

Pg 13 of 48

More detailed analysis of the components of results of operations are described in the following sections.

Revenues – Three Months Ended March 31, 2025, and March 31, 2024

	Three months ended March 31, 2025	Three months ended March 31, 2024	Variance	Variance
	($)	($)	($)	(%)
Revenue from Grown Rogue production	5,378,463	6,271,304	(892,841)	(14%)
Revenue from services	198,000	383,170	(185,170)	(48%)
Total revenue	5,576,463	6,654,474	(1,078,011)	(16%)

Service revenues during the three months ended March 31, 2025 were derived from a consulting agreement with ABCO Garden State, LLC. Service revenues during the three months ended March 31, 2024 were derived from the Consulting Agreement with Vireo Growth (see Description of Business – Services).

The following table summarizes revenues from Grown Rogue production for the three months ended March 31, 2025 and March 31, 2024:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Variance	Variance
	($)	($)	($)	(%)
Indoor	4,009,466	4,679,385	(669,919)	(14%)
Outdoor	602,876	696,937	(94,061)	(13%)
Pre-rolls	624,481	638,774	(14,293)	(2%)
Trim & other	141,640	256,208	(114,568)	(45%)
Revenue from Grown Rogue production	5,378,463	6,271,304	(892,841)	(14%)

Total revenues during the three months ended March 31, 2025, were 14% lower than the comparative three months ended March 31, 2024, due primarily to the lower ASP at which the pounds were sold.

As detailed further below, we sold more pounds in the three months ended March 31, 2025, than the comparative three months ended March 31, 2024, at a lower ASP.

The following tables summarize pounds sold and average selling prices (does not include trim):

	Three months ended March 31, 2025	Three months ended March 31, 2024	Pounds	Three months ended March 31, 2025	Three months ended March 31, 2024	ASP
	Pounds sold	Pounds sold	variance	ASP ($)	ASP ($)	variance
Indoor flower	5,912	5,075	837	678	922	(244)
Outdoor flower	1,783	1,667	116	338	418	(80)
Pre-rolls	1,109	785	324	563	814	(251)
Total	8,804	7,527	1,277	595	799	(204)

Pg 14 of 48

COSTS OF GOODS AND SERVICES SOLD

Three Months Ended March 31, 2025 and March 31, 2024

	Three months ended March 31, 2025	Three months ended March 31, 2024	Change	Change
	($)	($)	($)	(%)
Costs of goods sold	2,923,521	2,772,685	150,836	5%
Costs of service revenues	-	100,069	(100,069)	(100%)
Costs of goods sold, excl. fair value items	2,923,521	2,872,754	50,767	2%

Cost of finished cannabis inventory sold during the three months ended March 31, 2025, increased by 5% over the comparative three months ended March 31, 2024 primarily due to the increase in pounds sold. Cost of service revenues for the same period decreased by 100% due to the termination of the services agreement with Vireo Growth, for an average increase of 2% over the prior year.

NET INCOME AND LOSS

Share-based Compensation

During the three months ended March 31, 2025, we granted, or committed to grant, subordinate voting shares, stock options and restricted stock units as compensation to employees and service providers.

The subordinate voting shares issuances, stock options and restricted stock units (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $767,609 during the three months ended March 31, 2025, (for the three months ended March 31, 2024 - $56,185).

General and Administrative Expenses

The general and administrative expenses for the three months ended March 31, 2025 and March 31, 2024, are as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Change	Change
	($)	($)	($)	(%)
Office, banking, travel, and overheads	395,584	425,648	(30,064)	(7%)
Professional services	285,870	167,001	118,869	71%
Salaries and benefits	1,621,694	1,426,675	195,019	14%
General and administrative expenses	2,303,148	2,019,324	283,824	14%

General and administrative costs for the three months ended March 31, 2025, were 14% higher than the three months ended March 31, 2024 due to increases in headcount and professional services necessary to support the Company’s growth.

Pg 15 of 48

Interest and Interest Accretion Expense

The interest and interest accretion expense for the three months ended March 31, 2025, and March 31, 2024, are as follows:

	Three months ended March 31, 2025	Three months ended March 31, 2024	Change	Change
	($)	($)	($)	(%)
Interest and accretion expense	338,589	471,350	(132,761)	(28%)

Interest and accretion expenses decreased 28% due to the conversion of convertible debentures and paydown of debt (see debt financing section).

Income Taxes

As at December 31, 2024, the Company recorded an uncertain tax liability of $1,079,380 for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E. The Company recorded additional uncertain tax liability of $120,173 for uncertain tax positions for the three months ending March 31, 2025. These uncertain tax positions, inclusive of penalties and interest, are included in other non-current liabilities on the consolidated statements of financial position net of U.S. federal net operating loss carryforwards of $720,132.

The following table summarizes the uncertain tax position recognized net of certain deferred tax assets in the consolidated financial statements for the three months ended March 31, 2025:

$
Uncertain tax position inclusive of penalties and interest:
Balance – December 31, 2024	1,079,380
Additions based on tax positions related to the current year	115,482
Interest and penalties recorded in income tax expense	4,691
Balance – March 31, 2025	1,199,553

SEGMENT REPORTING

For management purposes, the Group is organized into business units based on its products and services and has three reportable segments, as follows:

●	Oregon segment represents cannabis production and sales activities in Oregon.

●	Michigan segment represents cannabis production and sales activities in Michigan.

●	Corporate segment represents consulting services and activities at its U.S. Holding Company and activities outside Oregon and Michigan.

The Chief Operating Decision Maker (“CODM”) is the Company’s CEO and monitors the operating results of its business units separately on a monthly basis for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the unaudited condensed consolidated financial statements.

Pg 16 of 48

The following tables summarize performance by segment for the three months ended March 31, 2025, and March 31, 2024.

Segments	Oregon	Michigan	Corporate	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at March 31, 2025	6,070,539	4,489,449	4,573,920	15,133,908
As at December 31, 2024	7,732,780	4,621,983	2,834,108	15,188,871

Three months ended March 31, 2025:
Net revenue[a]	2,873,347	2,505,116	198,000	5,576,463
Gross profit	986,084	1,072,459	198,000	2,256,543
Gross profit before fair value adjustments	1,048,783	1,406,159	198,000	2,652,942

Three months ended March 31, 2024:
Net revenue[b]	3,054,223	3,217,081	383,170	6,654,474
Gross profit	1,195,135	1,779,419	283,101	3,257,655
Gross profit before fair value adjustments	1,520,744	1,977,875	283,101	3,781,720

[a]	The revenue included under Corporate relates to the consulting agreement with ABCO Garden State, LLC.
[b]	The revenue included under Corporate relates to the consulting agreement with Vireo Growth.

Pg 17 of 48

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly results of the Company for the seven quarters ended on or before March 31, 2025. Also included are the two months ended December 31, 2023. The quarterly information contained herein is drawn from the interim financial statements of the Company for each of the aforementioned seven quarters. The information contained herein for the three months ended March 31, 2025, is derived from the unaudited condensed interim consolidated financial statements of the Company. Revenues in any period are subject to market sales pricing, which historically has fluctuated significantly. Management has observed that sales volumes tend to be lower seasonally during winter months and in the Company’s first quarter. Net income and loss include the impact of significant non-cash expenses, such as losses on the fair valuation of derivative liabilities, marketable securities, share-based payments, and interest accretion. Expenses contributing to net loss do not have significant seasonal trends, except for costs of sales, which follow trends in revenues.

	Calendar Year 2025 Quarter End Mar 31	Calendar Year 2024 Quarter End Dec 31	Calendar Year 2024 Quarter End Sept 30	Calendar Year 2024 Quarter End June 30
Revenue ($)	5,576,463	5,651,948	6,992,714	7,718,129
Net income (loss) ($)	1,080,542	1,709,968	(667,240)	(7,573,822)
Net income (loss)/share, basic	0.00	(0.05)	(0.00)	(0.04)
Net income (loss)/share, diluted	(0.01)	0.01	(0.00)	(0.01)

	Calendar Year 2024 Quarter End Mar 31	Two Months Ended Dec 31, 2023	Fiscal Year 2023 Quarter End Oct 31	Fiscal Year 2023 Quarter End Jul 31
Revenue ($)	6,654,474	3,638,087	6,522,291	6,295,717
Net income (loss) ($)	(4,165,700)	672,427	(2,012,324)	345,488
Net income (loss)/share, basic	(0.02)	0.00	(0.00)	0.00
Net income (loss)/share, diluted	0.01	0.00	(0.00)	0.00

LIQUIDITY

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates operating cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs, and to strategically expand the business.

We raised gross proceeds from long-term debt of $7,000,000 during the three months ended March 31, 2025. We raised proceeds of $5,425,643 from the exercise of warrants, stock options and sale of membership units in a subsidiary during the three months ended March 31, 2024.

Pg 18 of 48

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

CASH FLOWS

The following table summarizes certain cash flow items for the three months ended March 31, 2025, and March 31, 2024:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	($)	($)
Net income (loss)	1,080,542	(4,165,700)
Net cash (used) provided by operating activities	(956,689)	1,341,749
Net cash used in investing activities	(722,140)	(3,245,312)
Net cash provided by financing activities	6,525,283	4,552,069
Net increase in cash and cash equivalents	4,846,454	2,648,505
Effect of currency translation	7,835	(2,740)
Cash and cash equivalents, beginning	4,682,221	6,804,579
Cash and cash equivalents, ending	9,528,675	9,453,084

Operating Activities

During the three months ended March 31, 2025, cash used in operating activities was $956,689 (Three months ended March 31, 2024 – net cash provided of $1,341,749). This number was derived by adding back non-cash items to net income, including the following significant adjustments:

●	$114,135 (three months ended March 31, 2024 - $255,052) in amortization of property and equipment;

●	$448,661 (three months ended March 31, 2024 - $439,632) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $122,766 (three months ended March 31, 2024 - deduction of $403,414) from the unrealized change in fair value of biological assets;

●	$519,165 (three months ended March 31, 2024 - $927,479) for changes in fair value in inventory sold;

●	Deduction of $53,161 (three months ended March 31, 2024 – deduction of $93,251) from deferred income taxes;

●	$767,609 (three months ended March 31, 2024 - $56,185) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$220,133 (three months ended March 31, 2024 - $381,663) in accretion of interest expense on debt and convertible debentures outstanding;

●	Deductions of $383,504 in accrued interest income on notes receivable (three months ended March 31, 2024 - $nil);

●	$79,627 (three months ended March 31, 2024 - $nil) from loss on equity method investment;

●	$26,715 (three months ended March 31, 2024 - $2,177) loss on disposal of property and equipment;

●	Deduction of $2,843,248 (Three months ended March 31, 2024 – loss of $5,660,040) from the unrealized gain on fair value of derivative liability;

●	$1,172,493 (three months ended March 31, 2024 - gain of $1,282,847) from the unrealized loss on warrants asset.

Pg 19 of 48

Changes in non-cash working capital are summarized in the following table.

	Three months ended March 31, 2025	Three months ended March 31, 2024
	($)	($)
Accounts receivable	(416,666)	(342,263)
Interest receivable	-	(138,060)
Inventory and biological assets	(191,839)	(436,776)
Prepaid expenses	(415,441)	52,317
Accounts payable and accrued liabilities	(811,692)	255,257
Income tax payable	(364,825)	186,998
Uncertain tax position liability	209,538	-
Total	(1,990,925)	(422,527)

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory and biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities, reflect the use of credit terms and cash flow management based upon ongoing liquidity management.

Investing Activities

During the three months ended March 31, 2025, cash used in investing activities was $722,140 (three months ended March 31, 2024 - $3,245,312). We expended cash flows of $67,360 for property and equipment additions (three months ended March 31, 2024 - $297,314). We also expended $611,491 as cash advances and loans to other parties and $43,289 for acquisition costs of Canopy Management and Golden Harvests (three months ended March 31, 2024 - $2,947,998).

Financing Activities

Net cash flows provided by financing activities during the three months ended March 31, 2025, were $6,525,283 (three months ended March 31, 2024 – net provided of $4,552,069).

Significant financing activities for the three months ended March 31, 2025, included the following:

●	Gross Proceeds of $7,000,000 from long-term debt, reduced by debt issuance costs of $123,373;

●	Proceeds of $13,552 from exercise of stock options;

●	Repayments of $74,250 of convertible debentures;

●	Repayments of $144,459 of lease principal; and

●	Repayments of $146,187 of long-term debt.

Financing activities during the comparable three months ended March 31, 2024, included the following:

●	Proceeds of $600,000 from sales of units of subsidiary;

●	Proceeds of $4,657,460 from exercise of warrants;

●	Proceeds of $168,183 from exercise of stock options;

●	Repayments of $141,478 of convertible debentures;

●	Repayments of $447,690 of lease principal; and

●	Repayments of $284,406 of long-term debt.

Pg 20 of 48

Trends and expected fluctuations in liquidity

	March 31, 2025	December 31, 2024	Variance	Variance
	($)	($)	($)	(%)
Current assets	27,138,386	20,657,175	6,481,211	31%
Current liabilities	(5,852,574)	(5,515,809)	(336,765)	6%
Working capital	21,285,812	15,141,366	6,144,446	41%

Working capital increased by $6,144,446 from December 31, 2024 to March 31, 2025, primarily due to proceeds from a new credit facility with Western Alliance Bank (see also Financing Activities). The current liabilities included to derive working capital excludes the current portion of convertible debt which has a maturity greater than one year but is classified as current liabilities based on the newly adopted amendment to IAS 1 – Presentation of Financial Statements effective January 1, 2024. The current liabilities also excludes the derivative liability balance related to convertible debentures.

We expect significant ongoing fluctuations in working capital over time, as we continue to expand strategically and with efficient capital allocation. We have historically raised debt with principal due on maturity which result in large one time repayments, and despite recently securing a credit facility with more regular repayment schedules we have plans to invest for increased output at ABCO and the initial build out of Rogue EBC which will require significant cash investment. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required to respond to changes in our liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets.

We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

Commitments and Obligations

Set out below are undiscounted minimum future lease payments after March 31, 2025.

Total future minimum lease payments
($)
Less than one year	1,320,782
Between one and five years	6,001,667
Total minimum lease payments	7,322,449
Less amount representing interest	(2,046,614)
Present value of minimum lease payments	5,275,835

The Company has eleven lease contracts with extension options remaining after March 31, 2025, which were negotiated by management to provide flexibility in managing business needs.

Pg 21 of 48

Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$1,367,959	$18,974,757

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,758,761	-	-
Lease liabilities	845,563	1,392,767	3,037,504
Convertible debentures	1,683,022	-	-
Long-term debt^	1,155,549	2,226,647	3,543,879
Business acquisition consideration payable	550,349	1,637,826	-
Total	5,993,244	5,257,240	6,581,383

^	Long-term debt is net of unamortized financing costs of $213,373, of which $53,343, $106,687 and $53,343 is included in Year 1, Over 1 Year – 3 Years, and Over 3 Years respectively.

Notes Receivable

ABCO $4M Drawdown Promissory Note (New Jersey Cultivation)

On October 3, 2023, GR Unlimited executed a promissory note with ABCO’s affiliate, Iron Flag. Pursuant to this promissory note, GR Unlimited was required to make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrued at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. During 2024, the Company advanced the full $4,000,000 agreed to under this promissory note.

On August 24, 2024, the Company entered into an agreement to assign this promissory note from Iron Flag to GR Unlimited such that the original note was deemed extinguished resulting in a gain on extinguishment of $156,165. Under the terms of the new note, interest on the outstanding principal borrowed shall accrue at a rate of 13.5% per annum to be paid currently as a monthly payment. An additional 5% interest shall accrue on the outstanding balance of all prior advances and deferred amounts until all of the advances have been fully paid. This debt modification was accounted for as an extinguishment under IFRS 9 – Financial Instruments, whereas the original instrument was derecognized and a new debt instrument recognized in its place.

On December 14, 2024, ABCO defaulted on paying the principal and interest payments on this promissory note resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts. As of the date of this MD&A, ABCO remains in default on this note. The Company, however, expects to receive the principal and accrued interest on this promissory note and therefore has not impaired the note receivable.

As at March 31, 2025, the outstanding balance of the debt instrument was $3,666,667 (December 31, 2024 - $3,055,175), and the accrued interest was $793,661 (December 31, 2024 - $581,972).

Pg 22 of 48

ABCO Bridge Note (New Jersey Cultivation)

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

As at March 31, 2025, ABCO was not considered in default of paying this note, and the outstanding balance of the promissory note was $400,000 (December 31, 2024 - $400,000) and the accrued interest was $59,261 (December 31, 2024 - $41,508).

ABCO Drawdown Promissory Note (New Jersey Cultivation)

On June 24, 2024, GR Unlimited executed a promissory note and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

As at March 31, 2025, ABCO was not in default of paying this note, and the outstanding balance of the promissory note was $3,000,000 (December 31 - $3,000,000) and the accrued interest was $189,729 (December 31, 2024 - $110,980).

ABCO Convertible Note (New Jersey Cultivation)

On October 17, 2024, GR Unlimited executed a convertible promissory note with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

As at March 31, 2025, ABCO was not in default of paying this note, and the outstanding balance of the convertible promissory note was $1,050,000 (December 31, 2024 - $1,050,000) and the accrued interest was $65,333 (December 31, 2024 - $25,958).

New Jersey Retail Promissory Note (New Jersey Retail)

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

The outstanding balance of the promissory note was fully paid during the year ended December 31, 2024.

First Nile Convertible Note (New Jersey Retail)

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC on April 4, 2024. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%.

As at March 31, 2025, the outstanding balance of the convertible promissory note was $1,150,000 (December 31, 2024 - $1,150,000), and the accrued interest was $124,389 (December 31, 2024 - $95,639).

Pg 23 of 48

Second Nile Convertible Note (New Jersey Retail)

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

As at March 31, 2025, the outstanding balance of the promissory note was $287,500 (December 31, 2024 - $287,500), and the accrued interest was $12,059 (December 31, 2024 - $4,872).

CAPITAL RESOURCES

DEBT FINANCING

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the three months ended March 31, 2025, and March 31, 2024, the Company made principal and interest payments of $30,819 and $26,073, respectively.

On March 15, 2024, GR Unlimited guaranteed a note payable owed by ABCO Gardens State, LLC, with an original principal limit amount of $1,100,000. The note allowed the ABCO Garden State, LLC to borrow any amount which is more than $150,000 but less than the loan limit of $1,100,000. All advances in aggregate were not exceed the loan limit of $1,100,000. Each advance was subjected to a 1.55% origination fee payable to the lender at the time of the advance, which can be deducted from the advance. Interest is paid at 17.32% per annum and each advance has a maturity date of 3 years after the effective date of the advance. Interest only will be payable on the 15th of the next month following the effective date of the advance and continuing for six months. At any time after the Company has paid twelve months’ worth of interest, the Company was able to repay the note in full following written notice to the lender. The principal and interest payments for the note payable are made by GR Unlimited, in which the principal loan balance was added to the ABCO Promissory Note (formerly Iron Flag Promissory Note) and is considered an advance issued by GR Unlimited to ABCO. During the three months ended March 31, 2025, the Company made principal and interest payments of $636,795 which fully settled the note.

During the year ended December 31, 2024, the Company issued 23,270,249 subordinate voting shares on the exercise of the same number of warrants, for total proceeds of $4,657,460 gross and incurred issuance costs of $126,914.

During the year ended December 31, 2024, the Company issued 13,483,670 subordinate voting shares in settlement of conversions of its convertible debt totaling $8,741,612.

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 (the Initial Purchase Price or “IPP”) plus true-up amounts (the Additional Purchase Price or “APP”). The IPP is to be paid for in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. IPP remaining to be paid at the Consolidated Financial Statements dated December 31, 2024, includes cash payments of $2,000,000. The IPP was recorded at its fair value at the date of inception of $1,134,952.

Pg 24 of 48

The APP is calculated on a distribution equivalent basis whereby the seller receives a true-up payment pro-rata based on the proportion of remaining IPP balance at the time of the distribution payment made to the Company. If distribution equivalent amounts in any quarter are in excess of the minimum interest amounts, then no minimum interest amount is due. The distribution equivalent is reduced pro-rata in accordance with amounts paid down against sellers IPP.

On April 24, 2024, the Company acquired the remaining 13% interest in Canopy for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of the Financial Statements included cash payments of $620,478.

During the three months ended March 31, 2025, the Company issued 4,505,625 subordinate voting shares in settlement of conversions of its convertible debt totaling $2,705,443.

On March 31, 2025, the Company announced the closing of a $7,000,000 credit facility with WAB. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) the SOFR plus 4.9% and b) 9.0% per annum. Based on the current SOFR rate of 4.3%, this implies a current interest rate of 9.2% per annum. The facility amortizes over a six -year period and there are no prepayment penalties. Interest will be paid on a monthly basis.

The obligations owing under the $7,000,000 credit facility with WAB are secured by way of a general security agreement executed by the Company and its subsidiaries, in which the Company and its subsidiaries each granted the lender a security interest in the collateral pledged under the agreement. The collateral pledged includes all assets of the Company; this includes accounts, inventory, equipment, investments, and property, including trademarks and mortgaged real property located in Oregon, unless otherwise agreed to by the parties to the agreement. Pursuant to the credit agreement with WAB, the Company shall not permit the “Fixed Charge Coverage Ratio”5 to be less than 1.5 to 1.0 and shall not permit the “Leverage Ratio”6 to be more than 2.00 to 1.0, as of the last day of any fiscal quarter, commencing with the quarter ending December 31, 2024. Additionally, the Company shall not permit the aggregate balance of the Company’s deposit accounts with WAB as of the last day of any month to be less than (a) 70% of the balance of the loan at any time through December 31, 2027, or (b) 50% of the balance of the loan at any time thereafter.

In the Financial Statements dated March 31, 2025, $3,300,000 of the $7,000,0000 credit facility proceeds were classified as restricted cash. Subsequent to the Financial Statements dated March 31, 2025, the $3,300,000 classified as restricted cash was released from escrow upon the remaining convertible debentures being converted in April 2025.

During the three months ended March 31, 2025, and March 31, 2024, the Company made no principal and interest payments on the WAB credit facility. All financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As at March 31, 2025, $213,374 (March 31, 2024 - nil) of deferred financing costs remain unamortized, and the Company was in compliance with the debt covenants under the agreements for the $7,000,000 credit facility.

[5]	“Fixed Charge Coverage Ratio” means the ratio of (a) (i) EBITDA, minus (ii) cash taxes, minus (iii) Restricted Payments, minus (iv) maintenance capital expenditures, plus (v) operating lease expense to (b) the sum of (i) current maturities of principal of long term debt (including current maturities of capital leases), plus (ii) interest expense, plus (iii) operating lease expense, all determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied with those of the preceding fiscal year of the Company.
[6]	“Leverage Ratio” means the ratio of (a) the sum of funded debt plus income taxes payable as of the last day of any fiscal quarter commencing December 31, 2024, to (b) for the period of four fiscal quarters ending on such date, (i) EBITDA, minus (ii) restricted payments, all determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied with those of the preceding fiscal year of the Company.

Pg 25 of 48

EQUITY FINANCING

During the year ended December 31, 2024, the Company issued 3,686,308 subordinate voting shares in exchange for the exercise of stock options raising proceeds of $359,958. Contemporaneously, the fair value of the stock options exercised of $273,954 was transferred from contributed surplus to share capital.

During the year ended December 31, 2024, the Company, through its subsidiary Grown Rogue Retail Ventures, LLC, invested $806,250 in the equity of Grown Rogue West New York, LLC.

During the three months ended March 31, 2025, the Company issued 50,000 subordinate voting shares in exchange for the exercise of 50,000 stock options raising proceeds of $13,555. Contemporaneously, the fair value of the stock options exercised of $6,786 was transferred from contributed surplus to share capital.

TRENDS AND EXPECTED FLUCTUATIONS IN CAPITAL RESOURCES

We realized net cash flows provided by financing activities of approximately $6.5 million during the three months ended March 31, 2025, (three months ended March 31, 2024 – net cash provided of $4.6 million). Current period cash from financing resulted primarily from $7.0 million proceeds from long-term debt, less debt, debenture and lease principal payments of $0.5 million. Financing cash flow for the three months ended March 31, 2024, was due to proceeds from warrant and stock option exercises of $4.8 million, and proceeds from the sale of membership units of a subsidiary of $0.6 million, partially offset by debt, debenture, and lease principal repayments of $0.9 million.

We have been able to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

TRANSACTIONS WITH KEY MANAGEMENT AND DIRECTORS

During the three months ended March 31, 2025, the Company completed the following related party transactions:

Transactions with Chief Executive Officer (“CEO”)

Through its wholly owned subsidiary, GRU Properties, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $18,000 were incurred for the three months ended March 31, 2025, (three months ended March 31, 2024 –$18,000). The lease liability balance for Trail at March 31, 2025, was $114,664 (December 31, 2024 - $68,074).

During the year ended October 31, 2021, the Company leased an outdoor post-harvest facility located in Medford, Oregon (“Lars”), a facility which is beneficially owned by the CEO, with a term through June 30, 2026. Lease charges for Lars of $50,648 were incurred for the three months ended March 31, 2025 (three months ended March 31, 2024 - $49,173) The lease liability for Lars at March 31, 2024, was $240,541 (December 31, 2024 - $284,728).

Leases liabilities payable to the CEO were $292,256 in aggregate at March 31, 2025 (December 31, 2024 - $352,802).

Pg 26 of 48

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 subordinate voting shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000.

Transactions with Spouse of CEO

During the three months ended March 31, 2025, the Company incurred expenses of $25,384 (three months ended March 31, 2024 - $25,000) for salary paid to the spouse of the CEO. At March 31, 2025, accounts and accrued liabilities payable to this individual were $nil (December 31, 2024 - $3,846).

During the three months ended March 31, 2025, the Company issued 15,000 restricted stock units to the spouse of the CEO. During the year ended December 31, 2024, the Company issued 300,000 stock options. During the three months ended March 31, 2025, share based compensation expense for the spouse of the CEO was $11,863 (for the three months ended March 31, 2024 - $nil).

Transactions with Michigan General Manager (“GM”)

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through December 2029. Lease charges of $63,000 were incurred during the three months ended March 31, 2025 (three months ended March 31, 2024 - $54,000). The lease liability of Morton at March 31, 2025, was $1,154,502 (December 31, 2024 - $1,199,697).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $nil were incurred during the three months ended March 31, 2025 (three months ended March 31, 2024 - $250,000). The lease liability of Morton Annex at March 31, 2025 was $nil (December 31, 2024 - $nil).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. True-up payments of $43,289 and $ nil were made on the business acquisition consideration payable of $1,134,952 for the three months ended March 31, 2025 and March 31, 2024, respectively.

The Company’s GM is also an equity investor in West NY and made contributions to equity in West NY of $650,000 during the year ended December 31, 2024.

Pg 27 of 48

Transactions with Key Management Personnel

Key management personnel consists of the President and CEO; General Manager (“GM”); and the Chief Financial Officer (“CFO”) of the Company. The compensation to key management is presented in the following table:

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Salaries and consulting fees	230,885	213,100
Stock option and restricted stock unit expense	325,601	4,432
Total	556,486	217,532

Stock options and restricted stock units granted to key management personnel include the following.

During the three months ended March 31, 2025, 1,115,150 restricted stock units were granted to the CEO, and 138,125 restricted stock units were granted to the CFO (three months ended March 31, 2024 – nil).

During the three months ended March 31, 2025 and March 31, 2024, no options were granted to key management personnel.

Accounts payable, accrued liabilities, and lease liabilities due to key management at March 31, 2025, totaled $1,834,412 (December 31, 2024 - $4,270,290).

DEBT BALANCES AND MOVEMENTS WITH KEY MANAGEMENT AND DIRECTORS

The following table sets out the movements and balances of debt with related parties during the three months ended March 31, 2025 and March 31, 2024.

	CEO	Director	GM	Total
	$	$	$	$
Balance – December 31, 2023	-	-	360,000	360,000
Borrowed	264,000	120,000	1,134,952	1,518,952
Interest	7,981	3,628	802,841	814,450
Payments	(48,839)	(22,200)	(594,800)	(665,839)
Balance – December 31, 2024	223,142	101,428	1,702,993	2,027,563
Interest	3,013	1,369	10,123	14,505
Payments	(18,315)	(8,325)	(16,200)	(42,840)
Balance – March 31, 2025	207,840	94,472	1,696,916	1,999,228

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest. These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company during the year ended October 31, 2023; all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $16,200 were made on the business acquisition consideration payable of $360,000 for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $16,200).

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director,

Pg 28 of 48

comprised of an upfront cash payment of $30,000 and deferred cash payments of $120,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied.

With respect to business acquisition payable of $264,000 due to the CEO, Principal payments of $15,468 and interest payments of $2,847 were made during the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $nil). Principal payments of $7,031 and interest payments of $1,294 were made on the business acquisition consideration payable of $120,000 due to the Director for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $nil).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate present value consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. Payments of $43,289 were made on the business acquisition consideration payable of $1,134,952 for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $nil).

Transactions with the Independent Directors

During the three months ended March 31, 2025, 375,000 restricted stock units were granted to the independent Directors (for the three months ended March 31, 2024 – nil).

During the three months ended March 31, 2025, one independent Director surrendered a total of 93,750 restricted stock units.

During the three months ended March 31, 2025, the Company executed a lease with one of the Directors, Ryan Kee, for lights which were installed in the Airport facility. The lease is repaid in three installments as follows: $105,000 on October 1, 2025, $105,000 on October 1, 2026, and $42,623 on October 1, 2027. The lease has an expiration date of October 1, 2027.

Compensation to the board of directors during the three months ended March 31, 2025, was $3,656 (three months ended March 31, 2024 – $4,500).

Transactions with ABCO Garden State, LLC

During the three months ended March 31, 2025, GR Unlimited charged fees of $198,000 to ABCO under its consulting agreement (for the three months ended March 31, 2024 - $ nil), which is included as part of the Company’s service revenues for the three months ended March 31, 2025, under its corporate segment reporting.

Please see section titled “Notes Receivable” for discussion of promissory notes executed with ABCO and also see section titled “Plans for Expansion and Economic Outlook” for discussion of the Company’s investment in ABCO.

Pg 29 of 48

OTHER SELECTED FINANCIAL INFORMATION

EBITDA AND ADJUSTED EBITDA (NON-IFRS MEASURES)

The Company’s “Adjusted EBITDA,” or “aEBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. Adjusted EBITDA is intended to provide a proxy for our operating cash flow before changes in non-cash working capital (“CNCWC”), which was $798,456 for the three months ended March 31, 2025 (for the three months ended March 31, 2024 - $2,262,027). The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, interest and other income, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for share based compensation and the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance, as it allows analysts to compare us to our competitors and derive expectations of our future performance. Adjusted EBITDA increases comparability between comparative companies by adjusting for variability resulting from differences in capital structures, resource allocations and investments, the impact of fair value adjustments on biological assets and inventory and financial statements, which may be volatile and fluctuate significantly from period to period.

	Three months ended
	March 31 2025	March 31 2024
Adjusted EBITDA Reconciliation	($)	($)
Net income (loss), as reported	1,080,542	(4,165,700)
Add back realized fair value amounts included in inventory sold	519,165	927,479
Deduct unrealized fair value gain on growth of biological assets	(122,766)	(403,414)
Add back amortization of property and equipment included in cost of sales	448,662	439,631
	1,925,603	(3,202,004)
Add back interest and interest accretion expense, as reported	338,589	471,350
Add back amortization of property and equipment, as reported	114,135	255,052
Deduct unrealized gain/add back unrealized loss on derivative liability, as reported	(2,843,248)	5,660,040
Deduct unrealized gain on warrants asset, as reported	1,172,492	(1,292,848)
Loss of equity method investment in associate	79,627	-
Interest income	(388,460)	(99,298)
Other income	(618,883)	(16,975)
Add back income tax expense, as reported	250,992	370,525
EBITDA	30,847	2,145,842
Costs associated with acquisition of Golden Harvests	-	60,000
Share based compensation	767,609	56,185
Adjusted EBITDA	798,456	2,262,027

Pg 30 of 48

Segmented Adjusted EBITDA – Three months ended March 31, 2025

	Oregon	Michigan	Corporate	Consolidated
Revenue	2,873,347	2,505,116	198,000	5,576,463
Costs of revenue, excluding fair value adjustments	(1,553,562)	(1,369,959)	-	(2,923,521)
Gross profit (loss) before fair value adjustments	1,319,785	1,135,157	198,000	2,652,942
Net fair value (“FV”) adjustments	(333,700)	(62,699)	-	(396,399)
Gross profit	986,085	1,072,458	198,000	2,256,543
Operating expenses:
General and administration	582,246	430,224	1,290,678	2,303,148
Depreciation and amortization	29,942	32,154	52,039	114,135
Share based compensation	-	-	767,609	767,609
Other income and expense:
Interest and accretion	(47,495)	(20,854)	(270,240)	(338,589)
Interest income	-	-	388,460	388,460
Unrealized (loss) gain on derivative liability	-	-	2,843,248	2,843,248
Unrealized (loss) gain on warrants asset	-	-	(1,172,492)	(1,172,492)
Loss of equity method investment in associate	-	-	(79,627)	(79,627)
Other income	11,787	2,163	604,933	618,883
Net income (loss) before tax	338,189	591,389	401,956	1,331,534
Tax	-	-	(250,992)	(250,992)
Net income (loss) after tax	338,189	591,389	150,964	1,080,542
Net FV adjustments	333,700	62,699	-	396,399
Amortization of property and equipment included in cost of sales	241,261	207,401	-	448,662
Amortization of property and equipment	29,942	32,154	52,039	114,135
Unrealized derivative liability	-	-	(2,843,248)	(2,843,248)
Unrealized warrants asset	-	-	1,172,492	1,172,492
Loss on equity method investment in associate	-	-	79,627	79,627
Interest income	-	-	(388,460)	(388,460)
Other income	(11,787)	(2,163)	(604,933)	(618,883)
Interest and accretion	47,495	20,854	270,240	338,589
Income tax	-	-	250,992	250,992
EBITDA	978,800	912,334	(1,860,287)	30,847
Costs associated with acquisition of Golden Harvests[1]	-	-	-	-
Share based compensation	-	-	767,609	767,609
Adjusted EBITDA	978,800	912,334	(1,092,678)	798,456

Pg 31 of 48

OUTSTANDING SHARE DATA

On June 24, 2024, the Company completed a reorganization of its share capital as approved by the shareholders of the Company at its annual and special meeting. Pursuant to the share reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as subordinate voting shares and created a new class of unlisted Multiple Voting Shares (“MV Shares”). The subordinate voting shares can be converted into MV Shares at a conversion ratio of 1,000:1, and the MV Shares carry 1,000 votes per share.

As of the date of this MD&A, the Company had 247,852,938 subordinate voting shares outstanding, in which all MV Shares have been converted into subordinate voting shares.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into subordinate voting shares:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	4,000,000	3.41	October 05, 2028

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.16	1,150,000	1,150,000	0.05	May 2025
0.15	85,000	85,000	0.50	November 2025
0.15	300,000	300,000	0.95	April 2026
0.15	4,475,000	4,475,000	1.68	January 2027
0.84	5,380,000	1,776,656	2.32	August 2027
0.30	400,000	216,666	2.35	September 2027
0.39	500,000	500,000	2.53	November 2027
0.84	75,000	24,999	3.32	August 2028
0.93	500,000	-	3.65	December 2028
0.84	1,400,000	466,666	4.32	August 2029
0.74	30,000	-	2.86	March 2028
0.87	2,000,000	125,000	3.74	February 2029
0.57	16,295,000	9,119,987	2.35

As of the date of this MD&A, the Company has the following restricted stock units outstanding:

Grant date price (CAD$)	Restricted units outstanding	Vesting date
0.91	78,125	June 2025
0.91	60,000	December 2025
0.83	374,000	January 2026
0.91	1,062,500	January 2026
0.89	1,574,625

During April 2025, the remaining holders of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $3,300,000 at CAD$0.24 per share into 19,559,500 subordinate voting shares. (See also Subsequent Events).

Pg 32 of 48

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible debt instruments, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of equity based compensation, and the inputs used in the estimate of the fair value of equity instruments.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

The amendment to IAS 1 – Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated December 31, 2024.

FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

MARKET RISK

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At March 31, 2025, and December 31, 2024, the Company’s exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments, except for two of its long-term debt which carries a floating rate of interest.

Currency Risk

As at March 31, 2025, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$104,219 (December 31, 2024 - CAD $172,795). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

Pg 33 of 48

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At March 31, 2025 and December 31, 2024, the Company had $8,778,675 and $3,932,221 in excess of the FDIC insured limit, respectively.

The carrying amount of cash, trade accounts receivable, notes receivable and prepaid expenses and other assets represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	March 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	6,228,675	4,682,221
Restricted cash	3,300,000	-
Accounts Receivable	2,013,578	1,596,912
Notes Receivable	10,798,599	9,803,604
Prepaid expenses and other assets	1,279,450	864,009
Total	23,620,302	16,946,746

The allowance for doubtful accounts at March 31, 2025, was $510,614 (December 31, 2024 - $420,614).

Pg 34 of 48

As at March 31, 2025, and December 31, 2024, the Company’s trade accounts receivable were aged as follows:

	March 31, 2025	December 31, 2024
	$	$
Current	631,839	624,736
1-30 days	751,325	429,973
31 days older	1,144,016	836,332
Total trade accounts receivable	2,527,180	1,891,041
GST /HST	(2,988)	126,485
Provision for bad debt	(510,614)	(420,614)
Total accounts receivable	2,013,578	1,596,912

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended March 31, 2025, there was no major customer that accounted for greater than 10% of revenues (for the three months ended March 31, 2024 – no major customer accounted for over 10% of revenues).

LIQUIDITY RISK

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At March 31, 2025, and December 31, 2024, the Company’s working capital accounts were as follows:

	March 31, 2025	December 31, 2024
	$	$
Cash	6,528,675	4,682,221
Restricted cash	3,000,000	-
Current assets excluding cash	17,609,711	15,974,954
Total current assets	27,138,386	20,657,175
Current liabilities excluding convertible debentures and derivative liability	(5,852,572)	(5,515,809)
Working capital	21,285,814	15,141,366

THE COMPANY FACES RISKS INHERENT IN AN AGRICULTURAL BUSINESS

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

FAIR VALUES

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Pg 35 of 48

The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at March 31, 2025, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,563,852
Warrants asset	Level 2	3,683,302

Financial Liabilities:
Derivative liabilities	Level 2	7,316,954

During the three months ended March 31, 2025, there were no transfers of amounts between levels.

The carrying values of the financial instruments at December 31, 2024, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets
Biological asset	Level 2	1,554,622
Warrants asset	Level 2	4,593,844

Financial Liabilities
Derivative liability	Level 2	12,504,175

During the three months ended March 31, 2024, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedarplus.ca.

Pg 36 of 48

SUBSEQUENT EVENTS

Conversion of the Remaining July Convertible Debentures

During April 2025, the remaining holders of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $3,300,000 at CAD$0.24 per share into 19,559,500 subordinate voting shares, thus resulting in savings of approximately $0.7 million of interest payments.

Exercise of Stock Options

During April 2025, the Company issued 1,000,000 subordinate voting shares to three holders who opted to convert their exercise options. The Company received total proceeds of $339,803 in exchange for the exercises.

Release of Escrow for Western Alliance Bank Loan

On April 28, 2025, the principal amount that was classified as restricted cash for the Western Alliance Bank Loan was released from escrow such that the $3.3M is no longer considered restricted cash upon the remaining convertible debentures being converted in April 2025.

Receipt of Employee Retention Credit Proceeds

As at March 31, 2025, the company expected to receive proceeds of $632,332 during the second quarter of 2025 for the Employee Retention Credit, and therefore classified these expected proceeds as a receivable in Other Assets and as Other Income in the unaudited condensed consolidated financial statements dated March 31, 2025. In April 2025, subsequent to the date of the Financial Statements, the Company received these proceeds of $632,3312 from the IRS covering tax periods in 2020 and 2021.

Pg 37 of 48

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the state-legal cannabis industry in the United States. Grown Rogue is indirectly involved (through subsidiaries) in the state-legal cannabis industry in the United States where respective state laws permit “adult-use”/“reactional” and/or medical cannabis cultivation, manufacture, distribution, sales, and possession. Currently, Grown Rogue’s subsidiaries directly participate in the cultivation, manufacture, possession, distribution, and sale of cannabis in Oregon’s adult-use market and in Michigan’s medical and adult-use market. Grown Rogue, through its subsidiaries, also participates in the cultivation, manufacturing, possession and distribution of cannabis in Illinois’s and New Jersey’s adult-use markets.

Cannabis is classified as a Schedule I narcotic under the United States Controlled Substances Act (the “CSA” or “Federal CSA”), making it federally illegal in the United States. A Schedule I narcotic under the CSA is deemed to have a high potential for abuse, no accepted medical use, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

Despite federal illegality, over the past decade 39 states have legalized cannabis for medical use within their borders, 24 states, two territories, and the District of Columbia have enacted measures to regulate cannabis for recreational use, and nine states have approved measures to allow for “low THC” medical use programs. As such, cannabis is largely regulated at the state level in the United States. Notwithstanding the permissive regulatory environment of cannabis at the state level, pursuant to the Supremacy Clause of the United States Constitution, United States federal laws are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply. As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation.

On the federal legislative side, a number of bills (some bi-partisan) have been introduced in Congress over the years in an attempt to address and perhaps reconcile the tension between state-legal cannabis programs and federal illegality, including the Strengthening the Tenth Amendment Through Entrusting States (STATES) Act, the Marijuana Opportunity Reinvestment and Expungement Act (MORE) Act, the Cannabis Administration and Opportunity (CAOA) Act, the Secure and Fair Enforcement (SAFE) Banking Act, the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment (PREPARE) Act, and the Small Business Tax Equity (SBTE) Act. Congress has not passed any material marijuana reform legislation in decades.

There has, however, been activity with respect to cannabis from the administrative branch. In 2013, then United States Department of Justice Deputy Attorney General James M. Cole issued a memorandum (the “Cole Memorandum”) for all United States Attorneys providing updated guidance to federal prosecutors concerning marijuana enforcement under the CSA. The Cole Memorandum applied to all Department of Justice federal enforcement activity, including civil enforcement, criminal investigations, and prosecutions concerning marijuana in all states. However, the Cole Memorandum was rescinded by Attorney General Jeff Sessions on January 4, 2018. The Biden administration tacitly reverted to the guidance provided in the Cole Memorandum but did not officially reinstated it. The new Trump administration and current Attorney General Bondi’s position with respect to the Cole Memorandum guidance is presently unclear. The Department of the Treasury adopted recommendations based on the standards set forth in the Cole Memorandum in its guidance (the “FinCen Guidance”) provided in 2014. Despite the repeal of the Cole Memorandum, the Department of Treasury’s Financial Crimes Enforcement Network (FinCEN) has confirmed that the FinCEN Guidance remains in effect and the Department of Treasury indicated it will remain in place.

Pg 38 of 48

Notably, on October 6, 2022, then President Biden, asked the Secretary of Health and Human Services (HHS) and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. On August 30, 2023, HHS recommended to the US Drug Enforcement Administration (DEA) that marijuana be rescheduled from Schedule I to Schedule III under the CSA based on its review of data and science. Schedule III substances are deemed to have medicinal value and have potential for abuse but less than substances in Schedules I or II, and abuse that may lead to moderate or low physical dependence or high psychological dependence. On May 21, 2024, the DEA published its proposed rule related to rescheduling marijuana. Following a 60-day public comment period, the DEA determined that a hearing in front of an administrative law judge (ALJ) was warranted. The hearings on the proposed rulemaking to reschedule cannabis were scheduled to begin on January 21, 2025. However, the hearings have been postponed for at least three months pending resolution of an appeal filed by a party in the ALJ proceedings.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned. Unless and until the United States amends the CSA with respect to marijuana, there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal law, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition, and prospects would be materially adversely affected. There thus remains a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. Certain Grown Rogue subsidiaries are directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in New Jersey and Illinois. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities, or operations will be promptly disclosed by Grown Rogue.

Pg 39 of 48

All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Pg 40 of 48

All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

See below under “U.S. Regulatory Matters”

Pg 41 of 48

Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.sedarplus.ca:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

N/A
U.S. Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

Pg 42 of 48

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation, manufacture, possession, sale, and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon and Michigan (both of which have legalized medical and recreational marijuana). Grown Rogue, through its subsidiaries, produces recreational marijuana and distributes it to dispensaries throughout Oregon and Michigan.

Grown Rogue incorporates its discussion above in the “Regulatory Disclosure” section regarding the status of cannabis in the United States and the interplay between federal and state laws. As discussed therein, active enforcement of the current federal law on cannabis may directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the CSA, most U.S. federal banks and other financial institutions are unwilling to provide banking services to marijuana-related businesses due to concerns about criminal liability under the CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. However, U.S. state-chartered banks and credit unions have begun providing limited financial services to marijuana-related businesses over the past few years. Canadian banks are also hesitant to work with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, mostly U.S. state-chartered banks and credit unions have taken advantage of those guidelines and some U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a registry identification card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or affect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession, and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through OLCC-licensed retailers. Medical marijuana patients and adults at least 21 years of age may purchase marijuana and marijuana products at OLCC-licensed retailers. Medical marijuana patients are not charged sales tax for their purchases when they present their registry identification

Pg 43 of 48

card. OLCC-licensed retailers (and their associated applicants and licensees) are required to obtain a certificate of tax compliance to show compliance with Oregon tax laws at the time of license issuance and at each annual license renewal. The OLCC has the authority to require all OLCC license types to demonstrate compliance with Oregon tax laws, but it has not yet done so.

On November 5, 2024, Oregon voters passed Measure 119, known as the United for Cannabis Workers Act, which requires OLCC-licensed processors, retailers, research certificates and laboratories to provide the OLCC with proof that the applicant or licensee has entered into a labor peace agreement (an “LPA”) with a bona fide labor organization prior to licensure or renewal. In the LPA, an applicant or licensee must agree to remain neutral when the bona fide labor organization communicates with the applicant or licensee’s employees. Measure 119 went into effect on December 5, 2024.

The OLCC issues five basic types of recreational marijuana licenses: (a) producer, (b) processor, (c) wholesaler, (d) retailer, and (e) testing laboratory. Each license type must be renewed annually and in a timely manner (i.e., on or before the license expiration date). Oregon currently has a per capita limitation on the issuance of new OLCC licenses. As of January 1, 2025, the OLCC may not accept new applications for: (a) producer or retail licenses unless there is not more than one active license per 7,500 residents in the state who are 21 years of age or older; and (b) processor and wholesale licenses unless there is not more than one active license per 12,500 residents in the state who are 21 years of age or older. Applications for renewals, changes of location, changes of ownership, or changes in the size of a mature canopy are exempt from the license limit. There is no limitation on the number of licenses for testing laboratories. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated by the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA”). On November 6, 2018, Michigan voters approved the Michigan Regulation and Taxation of Marihuana Act, which makes marijuana legal under state and local law for adults 21 years of age or older and controls the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved.

The Michigan Department of Licensing and Regulatory Affairs (“LARA”) is the main regulatory authority for the licensing of marijuana businesses, and it currently administrates five types of “state operating licenses” for marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions including zoning and licensing requirements.

Pg 44 of 48

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations.

Each renewal application is reviewed by LARA, and provided that the requisite renewal fees are paid, the renewal application is timely submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

There are no stated limits on the number of licenses that can be made available on a state level; however, regulatory authorities have discretion over the approval of applications and municipalities can pass additional restrictions.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventorying, personnel, and more. As in other states where cannabis is legal, Michigan regulators can deny or revoke licenses and renewals for multiple reasons. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of Michigan.

Pursuant to the requirements of the MTA, LARA utilizes METRC as the state’s third-party solution for marijuana and marijuana product tracking. METRC is Michigan’s statewide seed-to-sale marijuana tracking system that uses serialized tags attached to every plant — and labels attached to wholesale packages — to track marijuana inventory. METRC allows us to track our inventory, permissible sales and seed-to-sale information. METRC also gives regulators access to our product supply chain from seed-to-sale. Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Michigan that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Michigan law. Grown Rogue is in compliance with Michigan state law and its related licensing framework.

New Jersey State Regulation

New Jersey enacted the Compassionate Use Medical Marijuana Act (“CUMMA”) on January 18, 2010. CUMMA allows patients with qualifying medical conditions to access cannabis through a program regulated by the New Jersey Department of Health (“NJDOH”), which authorized six alternative treatment centers (“ATCs”) to operate as vertically integrated cultivators and dispensaries. In 2019, the NJDOH held a “Request for Application” process for 24 additional ATCs, with some ATCs limited to cultivation, some limited to retail dispensaries, and some vertically integrated.

Following voter approval of an adult-use cannabis ballot measure amending the New Jersey Constitution to permit the use of cannabis for adults 21 years of age and older, on February 22, 2021, New Jersey enacted the Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act (“CREAMMA”), which legalized the adult use of marijuana and established the New Jersey Cannabis Regulatory Commission (“CRC”) as the regulatory body for both the medical and recreational cannabis within the state.

Pg 45 of 48

Under CREAMMA, ATCs can apply to serve the recreational cannabis market as “Expanded ATCs.” In addition, New Jersey established six (6) new classes of licenses for recreational use: Class 1 Cannabis Cultivator, authorized to grow recreational cannabis; Class 2 Cannabis Manufacturer, permitted to manufacture cannabis products; Class 3 Cannabis Wholesaler, licensed to store, sell, and transfer cannabis items among cultivators, wholesalers, and retailers; Class 4 Cannabis Distributor, authorized to transport cannabis items in bulk within the state; Class 5 Cannabis Retailer, allowed to purchase cannabis from licensed sources and sell to consumers in retail settings; and Class 6 Cannabis Delivery, tasked with transporting purchases from retailers to consumers. Additionally, New Jersey offers microbusiness licenses targeting smaller, local enterprises. These licenses are restricted to operations with no more than 10 employees, with at least 51% of them required to reside in the local or neighboring municipalities. Notably, there are no statutory caps on the number of licenses the CRC may issue. However, the CRC has discretion over the approval of applications and municipalities can pass additional restrictions including zoning and licensing requirements.

Recreational cannabis businesses in New Jersey are permitted to integrate vertically by holding licenses across several classes—cultivator, manufacturer, retailer, and delivery service, or as both a wholesaler and a distributor. However, businesses are restricted to holding only one license per class.

As part of the adult use licensing process, applicants are permitted to apply for “conditional” or “annual” licenses. Conditional licenses serve as an entry point for industry newcomers, providing them up to 120 days (with a potential 45-day extension) to site their proposed operations. To qualify for a conditional license, applicants must meet specific residency and financial requirements. Successful conditional license holders may transition to annual licenses, which transition is required for the business to be approved by the CRC to begin operations. Additionally, the CRC implemented a program that prioritizes review of applications from Diversely Owned, Social Equity, and Impact Zone qualifying applicants. Microbusinesses are also prioritized, with opportunities for expansion.

The CRC approved new regulations for cannabis consumption lounges and is now accepting applications. A license holder may only operate one consumption lounge regardless of the number of retail locations it owns. Moreover, municipal approval is required. These lounges, required to be attached to existing dispensaries and prohibited from selling food or alcohol, aim to offer a secure, regulated environment for medical and recreational cannabis users to consume their own products.

To safeguard fair business practices and maintain competitive market conditions, New Jersey imposes specific prohibitions on Financial Source Agreements (FSA) and Management Services Agreements (MSA).

The CRCA utilizes METRC as the state’s third-party solution for marijuana and marijuana product tracking from seed to sale.

Illinois State Regulations

In August 2013, Illinois became the 20th state to authorize a program for the cultivation and dispensing of cannabis for medical purposes for qualified medical patients—the Compassionate Use of Medical Cannabis Program. In June 2019, Illinois passed the Cannabis Regulation and Tax Act (“CRTA”), which legalized cannabis for recreational use and created one of the largest adult use markets in the country. The law went into effect on June 25, 2019, and adult use sales of cannabis began in the state on January 1, 2020. Under the CRTA, existing medical cannabis license holders were allowed to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical cannabis dispensaries. Existing medical operators also received the privilege of opening a secondary adult use only retail dispensary for every medical cannabis dispensary location already existing in the operator’s portfolio. All EAAUDO license holders were also required to commit to Illinois’s Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program.

Pg 46 of 48

The CRTA also authorized the issuance of an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses, 40 craft grower licenses as well as infuser and transporter licenses in 2020. Generally speaking, these licenses were to be awarded via a competitive application process. The CRTA provided a significant advantage to applicants that qualified as a “Social Equity Applicant” under the CRTA. In addition, the CRTA authorized issuance up to 110 additional AUDO licenses and 60 craft grower licenses by December 21, 2021. However, due the COVID-19 pandemic, litigation relating to the application process, and the passage of H.B. 1443, which amended the CRTA, the issuance of new cannabis licenses in Illinois was delayed until July 2021. By June 2022, the Illinois Department of Agriculture (“IDOA”) has issued approximately 87 craft grower licenses in several tranches, along with infuser and transporter licenses. Note that those applicants who did not win a craft grow license have since sued IDOA alleging a host of issues and arguments relating to the application and scoring process. All such cases were consolidated for administrative purposes and are still pending (In re Cannabis Craft Grow Litigation, Case No.: 22 CH 06071).

On September 3, 2021, the Illinois Department of Financial and Professional Regulation (“IDFPR”) announced that 185 Conditional AUDO licenses have been awarded through three license lotteries that took place on July 29, 2021, August 5, 2021, and August 19, 2021 respectively. These Conditional AUDO licenses were ultimately issued to the respective winners in July 2022. The CRTA was subsequently amended in the Spring of 2023 and Conditional AUDO license holders are now required to site and operationalize their dispensaries within 720 days of license receipt. On July 13, 2023, IDFPR conducted a Social Equity Criteria Lottery to award 55 Conditional AUDO licenses to individuals who satisfied certain social equity criteria via a streamlined application process. Those 55 Conditional AUDO licenses were issued to qualified lottery winners between May and June 2024.

The state of Illinois currently uses BioTrackTHC as its computerized track-and-trace system for seed-to-sale reporting. However, Illinois announced that it will be switching to Metrc as the state’s track-and-trace system and that switch is expected to be implemented in or around the beginning of 2025. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements.

Illinois allows for five types of cannabis businesses within the state: (1) cultivation centers; (2) craft growers; (3) infusers; and (4) transporters, which are regulated by the IDOA. Fifth are dispensaries, which are regulated by the IDFPR. Vertical integration is permissible through the acquisition of the various license types, but there are restrictions on certain license ownership. Pursuant to the CRTA, an individual may not be a “Principal Officer” in: (1) more than 10 adult use dispensaries, (2) more than three craft growers, and (3) a craft grower and cultivation center simultaneously. Principal Officer includes a cannabis business establishment applicant or licensed cannabis business establishment’s board member, owner with more than 1% interest of the total cannabis business establishment or more than 5% interest of the total cannabis business establishment of a publicly traded company, president, vice president, secretary, treasurer, partner, officer, member, manager member, or person with a profit sharing, financial interest, or revenue sharing arrangement. Notably, the IDFPR promulgated regulations in 2024, which clarified that a lender is not considered a Principal Officer.

All cultivation, infusing, and transporter establishments must register with the IDOA. All dispensaries must register with the IDFPR. If applications contain all required information, establishments are issued a marijuana establishment registration certificate. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Pursuant to Illinois law, registration renewal applications must be received 45 days prior to expiration and may be denied if the license has a history of non-compliance and penalties.

Pg 47 of 48

The cultivation center and craft grower licenses permit a licensee to acquire, possess, cultivate, manufacture and process cannabis into edible products and cannabis-infused products. Cultivation centers and craft growers can transfer, have tested, supply or sell cannabis and cannabis products and related supplies to licensed dispensaries, craft growers, and infusers. Craft growers can cultivate a flowering stage canopy of up to 14,000 sq. ft. Infuser licenses permit a licensee to acquire and possess distillate from a licensed cultivator or craft grower and to manufacture edible and cannabis-infused products. Infusers can transfer, have tested, supply or sell cannabis products to dispensaries. The transporter license permits a licensee to transport cannabis and cannabis products to and from licensed entities.

The retail dispensary license permits the licensee to purchase cannabis and manufacture cannabis products from licensed cultivation centers, craft growers, and infuser organizations and to sell such products to adult consumers (21 years old or older).

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedarplus.ca. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and CEO and the CFO, is responsible for designing, establishing, and maintaining a system of ICFR to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

As the Company is a Venture Issuer (as defined under under NI 52-109), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of DC&P and/or Internal Controls over Financial Reporting, as defined in NI 52 -109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation. The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Pg 48 of 48